U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 10SB
                                  Amendment #2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      Flagship International Holding, Ltd.
                 (Name of Small Business Issuer in its charter)



         Nevada                                           46-040737
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2814 South 107th Avenue
Omaha, Nebraska                                           68124
(Address of principal executive office)                   (Zip Code)

Issuer's telephone number (402) 926-1590


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  607 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         Flagship International Holding, Ltd. was first incorporated in Minnesota in 1969 as T and C Home Furnishings, Inc. There have been several name changes over the years, and, in late 1999 the Company changed its domicile to Nevada, and shortly after that changed the name to the present name.


         The Flagship Companies, Inc. was first created as a holding company in January, 1999, also incorporated in Minnesota, that has acquired Brokerage Solutions, Inc., Bob Casegrande & Associates, Inc., Regional Marketing Solutions, Inc. and Certified Financial Services, all were completed in June, 2000. The acquisitions were through mergers in which a 100% ownership was achieved using a one for one stock exchange. A formula was used for the mergers in which the gross receipts of the agencies were averaged over a three year period and a multiple of 1.5 was applied. All of these mergers were for stock only, no money was exchanged. In all cases The Flagship Companies, Inc. became the sole shareholder of the companies.

         The Flagship Companies, Inc. was merged with Flagship International Holding, Ltd., in October, 2000 by a reverse merger of the companies. The merger was on a share for share basis, and a valuation of the companies was established at $250,000 each. All of the shares of The Flagship Companies, Inc. were exchanged for shares of Flagship International Holding, Ltd. At the time of the merger Flagship International Holding, Ltd. was a shell corporation, with no assets, liabilities, equity or operations.


         The main present business of the Company is the sale of insurance. The Company acts as a general insurance agent in its subsidiaries, with an emphasis on tax strategy plans using insurance products. The other present business is providing management services to a company with a cattle fattening biological sorting device.

         The several insurance agencies that have merged continue to operate under their names on a local basis as an autonomous unit to preserve the client base. Independent insurance agents have been placed in a squeeze in recent years because of direct sales, bank sales and internet sales. The insurance companies in an effort to control costs have set higher limits to receive incentives, bonuses and special support.

         With the acquisition of several agencies acting as a whole the independent agent has the means to receive superior service from his chosen carrier, incentives, and the ability to sell his interest in the agency when he is ready to retire.


         The acquired insurance agencies were consolidated under a single entity called Flagship Planning Solutions, Inc. This is the sole business of the Company at this time, though the plans of the Company tend toward a different business.

         The historical financial data in the current filing is through December 31, 2000 and reflects the position of Flagship International Holding, Ltd. The previous financial filing through October, 2000 was for the operation of The Flagship Companies, Inc.

Risk Factors

Limited Operating History; Lack of Revenues

The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, implement and successfully execute its business and marketing strategy, establish and effectively provide superior customer service and order fulfillment; develop and implement financial and other business systems, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing the risks it may encounter, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and operations.

Future Capital Needs; Uncertainty of Additional Funding

The Company will need substantial capital to finance its operations pursuant to its business plan. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms. The failure to raise additional capital would materially and adversely impact the ability of the Company to fund its future operations. In addition, future equity financing may be dilutive to shareholders and debt financing may involve restrictive covenants that further restrict the Company's ability to operate.

No Guaranty of Financial Results

Although the Company has prepared and is utilizing forecasted financial statements it is not guaranteeing the results contained in the projections. Such projections are based on many assumptions, the occurrence of which is uncertain.

Risk Factor - Penny Stock Regulation

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 2. PLAN OF OPERATION


         The Company had no income in the year ended December 31, 1999, and limited operations, with expenses of $5,634, leading to a loss of $5,634, before taxes in 1999. The Company earned commissions and fees in the year ended December 31, 2000 in the amount of $227,403. It also had expenses in that year of $223,634, for a net gain of $3,769.


         The experience of the Company in the insurance business led it into the interval vacation, or time share, business. Officers of the Company designed an insurance product to cover the risks of death, disability and unemployment for purchasers of time share units on credit. The Company has become aware that the developers of time share have a continuing problem with financing new developments.


         The time share industry has evolved into a mature, respectable business. The regulations in the industry control everything from sales and marketing techniques to the material used at closing. The tough regulations, and stringent application of the rules, have changed the industry forever. Vacation ownership operations are required to file with the various state agencies involved in their regulation before sales are made. An inspection, licenses, and evidence of economic standing are required.

         The arrival of Marriott, Hilton, Hyatt, Four Seasons, Ramada, and Disney, created instant affinity and influence. The big name hotel chains provided instant credibility to their developments. The arrival of these large corporations added several new dimensions to the industry as well. The corporate giants added stability and a new, wholesome image.

         The third factor, association efforts, created a unified public relations front. The associations also allowed for the creation of trading entities to function with a set of approved standards. The American Resort Development Association (ARDA) created an inter-industry relationship that recently helped attract a who's who list of architectural, interior design, and computer-technology firms to the 1997 ARDA convention in Orlando. The convention had over 3,000 international delegates.

         A new factor has just entered the industry in the last three years. It may very well be the ultimate change for the time-share / vacation ownership market. The industry has seen a rapid change from ownership of the real estate by the purchaser to a system of membership usage. This single event has changed the balance sheets of many developments. It creates an asset for the developer that no longer depletes as sales increase; it becomes a permanent asset.

         The Company chose the Florida market as the primary location for our acquisition based on several primary indicators. The Florida market is the single largest market in the world. It had sales in 1996 of over $1 billion dollars.

         It is a stable and maturing market, yet it has double-digit growth. This growth creates a need for end financing to trigger additional sales, or the ability for the developer to use funds that would be tied up in financing to be used for expansion.

         The current demographics indicate that the average household income of vacation ownership purchasers is over $62,000. Over 70% have more than a high school education and the strata of ages are spread from 38 to 55.

         This interest in the time share business led management of the Company to conduct tests in 1996 and 1997 of an asset backed security package using the automated clearing house system for debiting checking, saving and credit card accounts. The test consisted of approximately 7 sets of 45 receivables, or approximately 315 receivables. The test of the system was successful and helped develop the criteria for reloading commercial paper after 61 days of non-performance. The test also helped develop the 2% deposit requirement of qualified developers for certain categories of commercial paper.

         The commercial paper was from two resorts in Florida. One was a mature resort with an expansion project, and the second was an operation with less than two years of operation. The developer met the criteria of a "Qualified Developer" as an entity with over 10 years of experience in the industry and previous successful resorts.

         The non-performance rates were 4.3%, with no defaults in a 12 month period. The 2% deposit requirement was suggested by an accounting advisor as a hedge against cash flow rather than default. The 61 day reload criteria assured the replacement of non-performing receivables, but did not address the cash flow problems. The new reloaded receivable reestablished the entire term and gross receivables over a new time period.

         The 1997 tests led the Company to begin discussions with the asset backed security section of a bank. It recommended contact with a servicing corporation. The servicing corporation had servicing specifications that were incorporated into the operations model. This included account collections of up to a 15% delinquency, the collections were to begin on the 16th day after delinquency. This was a redundant cost established in anticipation of a servicing problem at the developer level. The redundant cost was included in the management model at the request of the bank.

         The fee schedule provided allowed the Company to complete the receivable acquisition cost analysis. A regression analysis of test data was performed to provide profitability information. The commission schedule, servicing fees, additional costs, and other expenses were incorporated into the acquisition documentation.

         Additional tests were performed in 1998 to refine the procedures for the acquisition of receivables. Contract packages were assigned to an associated company to test the ability to manage new as well as aged commercial paper. The tests also provided input into management of variations in principal, interest rate, term and early payment. The payment schedules ranged from $68.56 to $132.41 on 84 month term notes. The principal ranged from $1,800 to $6,300.

         The promissory notes, assignment procedures, discount rates, and underlying documentation were refined during the test period. Deeds were acquired as underlying collateral to demonstrate the full collateralization process.

         Refinements to the securitization procedure were made to reflect the results of the testing periods. These refinements were made in late 1999 and early 2000. The process brought to light deficiencies in the documentation for purchasing receivables from qualified developers. The deficiencies included the ability to require qualified developers to notify non-performing purchasers of their late payment status. The qualified developer is now required to provide documentation of late payment notification after the second 30 day notice.


         The Company intends to purchase receivables that originated in projects that meet certain criteria, and will be called "Qualified Receivables." This will be purchased from developers who meet certain criteria, and will be called "Qualified Developers." The purchases will have full recourse to the seller for any receivable that goes into default.


         The securitization process creates a security that is sold to investors and is backed by some form of collateral. In this case the collateral includes the mortgage (receivable) and an underlying deed for the interval ownership(time share) unit.

         Only "qualified receivables" will be purchased from "qualified developers". The term qualified receivable denotes a form of commercial paper for the mortgage, or in the case of membership programs the membership purchase price, that meets the criteria set forth by the Company. The specific criteria is proprietary in nature. The general criteria includes:

         * An originator's corporate history, management, marketing and sales practices.
         *  Insurance policies and regulatory compliance of the resort.
         * The resort's ratings and exchange options, maintenance fee structure, and infrastructure.
         *  Delinquency history.
         *  Default history.
         *  Prepayment history.
         *  Recovery history.
         * The primary servicer's portfolio management, procedures, systems capability, and financial strength.
         *  Acceptance of a trustee experienced with interval ownership.

         Qualified Receivables will be purchased primarily from vacation ownership developers who meet certain criteria ("Qualified Developers"). For example, a Qualified Developer must have been in business for a minimum period of years; have sound financial underpinnings; have a demonstrated record of successful vacation ownership projects; and expect to have a continual flow of Qualified Receivables, which meet The Company's requirements.

         The Company will enter into a Program Financing Agreement with each Qualified Developer which will, among other things, establish the seller-purchaser relationship; set forth seller representations and warranties and covenants; set forth purchase and sale procedures and frameworks as to amounts and timing; establish criteria for Qualified Receivables to be purchased including concentration limitations; establish seller obligations and buyer rights with respect to servicing, recourse, purchase price hold backs and receivables insurance; prescribe assignment and legal opinion forms; and specify closing documents and requirements. The purchases will be structured as absolute purchases, but with full recourse to the seller as to any receivable, which goes into default.

         In order to purchase the Qualified Receivables the Company will borrow money by issuing medium term notes that are general obligations of the Company and are collateralized by the proceeds of the Qualified Receivables. The notes will be issued by a trust indenture with a bank. The notes will have a stated maturity of seven years, they will be subject to redemption quarterly after five years at par, and will bear interest at the current market rate.

         The Company will borrow all or most of the moneys required funding its purchases of Qualified Receivables by issuing corporate medium term notes (the "Notes"). The Notes will be general obligations of the Company, and will be fully collateralized by, and payable primarily from, the proceeds of Qualified Receivables. The Notes will be issued pursuant to a trust indenture entered into by the Company with the corporate trust division of Wells Fargo Bank, National Association, in Rapid City, South Dakota. Pursuant to lock box and/ or Automated ClearingHouse (ACH) agreements all collections of receivables will be remitted to Wells Fargo Bank and deposited in a trust account established by the indenture.

         A specified principal amount of Notes (e.g. $35 million) will be issuable in one or more series issued approximately every 60 days under a single indenture. The initial series of Notes issued under each trust indenture will have a stated maturity of seven years, be subject to redemption quarterly after five years at par, and bear interest as required by the market, which for purposes of the plan is assumed to be 12%. Subsequent series issued under the same trust indenture will have the same maturity date and the same call date, and thus will be slightly shorter than the initial series.

         In the first year, the Notes will be sold through private placements to "accredited investors" only. They will be sold through one or more registered broker dealers pursuant to an offering memorandum prepared and updated from time to time by the Company. The Notes will be eligible for sale without registration under federal securities laws and the blue-sky laws of most states.

         The Company expects to have an initial closing (Qualified Receivables purchase - Corporate Note sale) within 90 to 120 days after the official commencement of business in September. The initial closing is expected to be for $5 to $10 million. Thereafter, the Company expects to have closings every 60 days in the $5 million range. The Company will periodically reinvest collections of principal on Qualified Receivables. Nevertheless, based upon the vacation ownership industry and discussions with developers in Florida, for the first 12 to 24 months the Company expects to issue $5 million Notes every 60 days after the initial closing.

         All series of Notes issued under a single indenture will be secured equally by the security provided under that indenture. The security for Notes issued under an indenture will consist of the following:

         1. The obligation of the Company to pay principal and interest from its general assets. Initially the Company will not have a net worth, which is substantial in relationship to the principal amount of Notes to be issued. However, the Company expects to retain a substantial amount of its taxable net income (e.g. 60% - 65%) for the foreseeable future.

         2. A funded interest reserve equal to three months interest on each series of Notes outstanding (e.g., $150,000 for each $5 million Note issue).

         3. (A) At the time of issue, a first lien on Qualified Receivables purchased with Note proceeds in a principal amount not less than the principal amount of Notes, and bearing interest at a composite rate not less than 4.00% in excess of the composite interest rate on outstanding Notes issued under the indenture.

         (b) Subsequently, a first lien on additional Qualified Receivables purchased up to a specified date with collections of principal on Qualified Receivables held under the indenture.

         (c) Qualified Receivables collections will be assigned and payable directly to the trustee. Most receivables will be payable through automatic checking account withdrawal. Coded coupon books will support others. All receivables will have to be current and have the first payment or two made by the obligor. The obligor on a Qualified Receivable may be a U.S. citizen or a citizen of a foreign country. The down payment on the obligors' purchase must be at least 10% in the case of an U.S. citizen and 30% in the case of a foreign citizen. To date, the majority of foreign buyers come from Europe, South America, and Australia.

         (d) Qualified Receivables of U.S. Citizens will be covered by a surplus line certificate of insurance issued to a Qualified Developer with respect to a project, the payments under which are assigned to the trustee. The insurance will be issued by an insurance company rated A or better and will cover payments on a Qualified Receivable in the event the obligor dies, is disabled or discharged from employment, subject to certain limitations. It also covers maintenance fees payable to the Qualified Developer. This benefit will not be assigned.

         4. (a) Unless otherwise determined by the Company, each Qualified Developer will have the obligation: (1) to service the Qualified Receivables sold to the Company, (2) to repurchase or replace any Qualified Receivables delinquent more than 60 days, and (3) at closing on the purchase of Qualified Receivables, to permit the Company to retain or hold back an amount equal to 2.5% of the principal amount of the Qualified Receivables purchased and deposit this money with the trustee in a "hold back" or "guarantee" fund to support his obligations under (2).

         (b) The trustee and the Company will provide monthly collection and delinquency reports to each Qualified Developer who has sold Qualified Receivables to the Company. The Qualified Developer will contact delinquent receivable obligors and give a status report to the Company by a specified date.

         (c) If a Qualified Receivable is 60 days delinquent a notice will be issued to the appropriate Qualified Developer stating that on the 90th day the Qualified Developer will have to repurchase or replace the receivable. If all payments are not received by the 90th day or the delinquent vacation ownership receivable is not replaced with a Qualified Receivable of equal value, the trustee will be authorized to draw on the Qualified Developer's Hold Back or Guarantee Fund to purchase the delinquent receivable and transfer it to the Qualified Developer. The price will be unpaid principal plus accrued interest and will be deposited under the indenture with other Qualified Receivables payments.

         (d) The Qualified Developer's Hold Back or Guarantee Fund will be reduced to 2% after one year, 1% after two years, and zero after three years.

The finance division has secured a list of developments that meet the preliminary specified requirements. The Finance Division staff negotiates program-financing agreements and provides purchases of Qualified Receivables. The staff's experience in the vacation ownership market allows the transactions to be completed in a timely and cost effective manner.

         The Company intends to have a private placement of its securities completed in September, 2001, and hopes to raise approximately $12,000,000 to fund its operations in the time share business. Management feels that this will provide a sufficient liquidity for the next 12 months for its entry into the time share receivable business.



ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases office space. The lease began on September 1, 1999 and ends on August 31, 2004. The rent is $1,500 per month, and will increase to $1,650 per month on September 1, 2001, and remain for the rest of the lease.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,838,067 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.

                               Shares of
Name                           Common Stock     Percent of Ownership
--------------------------------------------------------------------

Steve Johnson                  394,500                 10%

Wayne Nelson                   191,380                  5%

Lowell Johnson                 313,540                  8%

Michael Kruger                  35,000                  1%

Bob Casagrande                  91,000                  2%

Mountain Plains Invest*        255,000

Ruben Jensen                   400,000                 10%

John Stolski                   265,000                  7%

Research Communication**       200,000

Directors and Officers       1,559,640                 40%
as a group

         *The owners of Mountain Plains Investments are William Hough, Steve Johnson, Lowell Johnson, Wayne Nelson and Bob Casagrande. The shares are equally divided between them, as a result the percent of ownership is shown by each name included in the total shares beneficially owned.

         **The owners of Research Communications are Wayne Nelson, 25%, Lowell Johnson 25% and Steve Johnson, 50%, the percent of ownership is shown by each name included in the total shares beneficially owned.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the Company, with a brief description are as follows:

Name                       Age              Position
----                       ---              --------

Wayne Nelson               54               CFO, Director

Douglas Duey               53               Director

Ronald Lantz               64               Director

Michael Kruger             47               COO, Insurance

William Hough              68               Director

Steve Johnson              50               CEO, Director

Mark Steele                38               President, Director

Lowell Johnson             64               Director

         Wayne Nelson, Mr. Nelson is CFO and a Director. For more than the past 5 years Mr. Nelson has been the President of Financial Concepts. He has a BS degree from South Dakota State University, and is a CPA. Mr. Nelson spends approximately 20 hours per week working for the Company.

         Douglas Duey, Mr. Duey is a Director. For more than the past 20 years he has been the President and owner of the Cass County Bank and the Eagle State Bank. He has a BS degree from the University of Nebraska.

         Ronald Lantz, Mr. Lantz is a Director. Mr. Lantz is now retired. He holds a BS and MS from the University of Nebraska and PhD in Chemical Engineering from Iowa State University.

         Michael Kruger, Mr. Kruger is the Chief Operating Office of the Insurance Division. He has been the President of Regional Marketing Solutions, Inc. for the past 5 years. He has a BS degree from Midland College. He has operated the insurance division of the Company as Chief Operating Officer since inception. He spends all of his time as an employee of the Company.

         William Hough, Mr. Hough is a Director. He is a retired investment banker. He spent the last 8 years as an independent broker. He was previously with Shearson, Lehman, Hutton as a broker and Dain Bosworth, both reporting companies, as a Vice President. He is a full time employee of the Company. He has a BS degree from the University of Montana.

         Steve Johnson, Mr. Johnson is CEO and a Director. He has operated Brokerage Solutions, Inc. for more than the last 5 years. He has a BS degree from South Dakota State University and designations as a Chartered Financial Consultant, Chartered Life Underwriter from the American College, and is a Registered Financial Planner. Mr. Johnson is a full time employee of the Company.

         Mark Steele, Mr. Steele is President and a Director. He received a BS degree from Wayne State University, and an MBA and JD from the University of Nebraska. He has been in the private practice of law in Omaha, Nebraska since 1990, and most recently with the firm of Pistillo & Pistillo, P.C. He has recently agreed to spend full time as an employee of the Company.

         Lowell Johnson, Mr. Johnson is a Director. For more than the past 5 years he has been President and owner of Johnson & Associates. Mr. Johnson has a BA degree from Nebraska Weslyan University and a ME degree from the University of Nebraska.

ITEM 6. EXECUTIVE COMPENSATION


         There is no officer or director that was paid as much as $60,000 in the past year. Mark Steele is paid $4,000 and 6,000 shares of common stock per month. Michael Kruger and Steven Johnson are each paid a salary at $30,000 per year.



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         A shareholder and an officer of The Flagship Companies, Inc. used their personal credit cards to make company purchases during 1999. The total of the purchases was $4,404, all which has been repaid.

         During 1999 the majority of the expenses of The Flagship Companies, Inc. were paid by Brokerage Solutions, Inc. Bob Casegrande & Associates, Inc. and Regional Marketing Solutions, Inc.


         Some of the expenses of the Company were advanced by Michael Kruger and Johnson and Associates, and at the end of 2000 there was $500 due to Michael Kruger and $15,000 due to Johnson and Associates.



ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 419 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Name                    Date       Shares        Cost

Bert Casagrande                  2/98       200,000       $50,000
Donald Ersham                    2/98       100,000       $25,000
Tom Gorrell                      6/98         5,380        $5,000
Richard Hartman                  2/98        40,000       $10,000
William Hough                    2/98        10,000       $10,000

Ruben Jensen                     2/98       400,000       $50,000
Ed Johnson                       2/98        27,000       $12,000
Jeffrey Johnson                  2/98         4,000        $1,000
Steven Johnson                   2/98       243,500      $257,000
Steve Kahler                     2/98        66,840       $68,000
Casey Kern                       2/98        35,000       $70,000
Ronald Lantz                     2/98       200,000       $50,000
Richard Manley                   3/98         2,500        $1,000
Max McCright                     2/98         8,000        $2,000
James Meisinger                  2/98        40,000       $10,000
Mountain Plains Investment       2/98       255,000      $137,000
Jerry Mullarkey                  2/98        10,000       $10,000
Peg Nieber                       2/98        15,000       $10,000
Charles Peek                     2/98         6,600        $1,500
Robert Schilling                 2/98       100,000       $25,000
Russell Schneider                2/98        16,000        $4,000
Amy Yantzer                      2/98         3,000        $2,000


         There was a warrant issued to Douglas Grobe to purchase 400,000 shares of common stock, exercisable until November 1, 2002 at a price of 80% of the market price of the common stock on the date of exercise. The warrant was issued to Mr. Grobe in consideration of his efforts in the merger with Flagship International Holding, Ltd.


         There was no underwriter on the sales of any of the securities, and no commissions were paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The Company has authorized 20,000,000 shares of common stock, $.001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The former accountant for the Company was Goracke & Associates, P.C. On the former accountant's report on the financial statements for the period from January 26, 1999 (date of inception) to December 31, 1999 there were no adverse opinions, disclaimer of opinions, qualified opinions, nor were any qualified or modified as to uncertainty or audit scope, nor were there disagreements of accounting policy. The former accountant resigned at the end of 2000.

         The new accountant, Rishel & Pfeifer, P.C., was retained by the Board of Directors of the Company at the beginning of 2001.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:


                  2.1 Merger Agreement with Flagship International Holding, Ltd.

                  2.2 Merger with Brokerage Solutions, Inc.

                  2.3 Merger with Bob Casegrande & Associates, Inc.

                  2.4 Merger with Regional Marketing Solutions, Inc.

                  2.5 Merger with Certified Financial Services

                  3. Articles of Incorporation and bylaws *

         * Previously filed.

                      FLAGSHIP INTERNATIONAL HOLDINGS. LTD.
                      -------------------------------------

                            FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT
                               FOR THE YEARS ENDED
                           DECEMBER 31. 2000 AND 1999

                      FLAGSHIP INTERNATIONAL HOLDINGS, LTD.

                           DECEMBER 31, 2000 AND 1999

                                TABLE OF CONTENTS



                                                                           Page
                                                                           ----

INDEPENDENT AUDITOR'S REPORT                                                 1


FINANCIAL STATEMENTS


Balance Sheets                                                              2-3


Statements of Income (Loss) and
  Retained Earnings (Deficit)                                                4


Statements of Cash Flows                                                     5


Notes to Financial Statements                                               6-9

                             RISHEL & PFEIFER, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              2380 W 8TH AVE, STE 7
                                  P.O. BOX 306
                           PLATTSMOUTH, NEBRASKA 68048

OFFICE - 402-296-4631                                      STEVEN E. RISHEL, CPA
 FAX - 402-296-4148                                        ROXANNE PFEIFER, CPA




                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Flagship International Holdings, Ltd.
Omaha, Nebraska


We have audited the accompanying balance sheet of Flagship International Holdings, Ltd. (a Nevada corporation) as of December 31, 2000, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Flagship International Holdings, Ltd. (formerly known as The Flagship Companies, Inc.) as of December 31, 1999, were audited by other auditors whose report dated May 17, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flagship International Holdings, Ltd., as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rishel & Pfeifer, P.C.

February 5, 2001
Plattsmouth, Nebraska

                      FLAGSHIP INTERNATIONAL HOLDINGS LTD.
                                 BALANCE SHEETS
                         AS OF DECEMBER 31 2000 AND 1999
                          (Continued on following page)


                                                    December 31,
                                                 2000          1999
                                                 ----          ----

                                     ASSETS
                                     ------
CURRENT ASSETS:
--------------

     Cash and Cash Equivalents               $   14,831     $
     Accounts Receivable (Note 2)                42,555
     Investments (Note 3)                       240,000
     Deferred Income Tax Benefit (Note 4)         6,961          1,159
     Prepaid Expense                                             5,000
                                             ----------     ----------
        Total Current Assets                 $  304,347     $    6,159

DEPRECIABLE PROPERTY: (Note 5)
--------------------

     Office Equipment, at cost               $    1,588     $
     Less Accumulated Depreciation                 (318)
                                             ----------     ----------
        Net Book Value of Depreciable
          Property                           $    1,270     $

                                             ----------     ----------
        Total Assets                         $  305,617     $    6,159
                                             ==========     ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
-------------------

     Accounts Payable - Trade                $    2,040     $    1,937
     Cash Overdraft                                                 34
     Payroll and Sales Taxes Payable              7,734
     Creditline - Nebraska State Bank
        (Note 6)                                  2,418
     Loans Payable - Related Parties
        (Note 7)                                 15,500          2,663
                                             ----------     ----------
        Total Current Liabilities            $   27,692     $    4,634

LONG-TERM LIABILITIES:                                0              0
---------------------
                                             ----------     ----------
        Total Liabilities                    $   27,692     $    4,634

                        SEE NOTES TO FINANCIAL STATEMENTS

                      FLAGSHIP INTERNATIONAL HOLDINGS, LTD.
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999
                                   (Continued)


                                                 December 31,
                                             2000          1999
                                          ----------    ----------

STOCKHOLDERS' EQUITY:
--------------------

     Common Stock, $.001 par value,
      25,000,000 shares authorized,
      3,838,000 shares issued at
      December 31, 2000; $1.00 par
      value, 10,000,000 shares
      authorized, 6,000 shares issued
      at December 31, 1999 (Note 8)       $    3,838    $    6,000
     Paid in Capital                         256,261
     Retained Earnings (Deficit)              17,826        (4,475)
                                          ----------    ----------
            Total Stockholders' Equity    $  277,925    $    1,525
                                          ----------    ----------
            Total Liabilities and
            Stockholders' Equity          $  305,617    $    6,159
                                          ==========    ==========

                        SEE NOTES TO FINANCIAL STATEMENTS

                      FLAGSHIP INTERNATIONAL HOLDINGS LTD.
                           STATEMENTS OF INCOME (LOSS)
                         AND RETAINED EARNINGS (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                               For the Year Ended
                                                 December 31,
                                              2000           1999
                                           ----------     ----------

INCOME:
-------

    Commissions, Fees and Services         $  227,403     $

EXPENSES:
---------

   Payroll and Payroll Taxes               $  101,225
   Advertising                                    873          1,000
   Automobile Expenses                          6,376
   Commissions and Contract Labor               4,804
   Depreciation (Note 5)                          318
   Employee Benefits - Health Insurance        15,749
   Equipment Rentals                            1,431
   Insurance                                    1,435
   Licenses and Permits                           870
   Miscellaneous                               11,260            247
   Office Supplies and Postage                  5,047
   Professional Fees                           25,354          4,387
   Rent                                        20,984
   Repairs and Maintenance                      1,118
   Taxes - Other                                1,505
   Telephone                                   13,335
   Travel and Entertainment                     4,374
   Utilities                                    7,576
                                           ----------     ----------
     Total Expenses                        $  223,634     $    5,634
                                           ----------     ----------
       Income (Loss) Before Income
         Taxes                             $    3,769     $   (5,634)

       Income Tax Benefit                       5,802          1,159
                                           ----------     ----------
       Net Income (Loss)                   $    9,571     $   (4,475)

   Retained Earnings (Deficit) -
     Beginning of Period                       (4,475)             0
   Addition from Company Mergers               12,730
                                           ----------     ----------
   Retained Earnings (Deficit) -
     End of Period                         $   17,826     $   (4,475)
                                           ==========     ==========


                       SEE NOTES TO FINANCIAL STATEMENTS

                      FLAGSHIP INTERNATIONAL HOLDINGS LTD.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                  For the Year Ended
                                                      December 31,
                                                  2000           1999
                                              ----------     ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
------------------------------------

     Net Income (Loss) for the year           $    9,571     $   (4,475)
     Adjustments to Reconcile Net Income
      (Loss) to Net Cash Provided (Used)
      by Operating Activities:
          Depreciation                               318
          Deferred Income Taxes                   (5,802)        (1,159)
     Changes in Operating Assets and
      Liabilities:
          Accounts Receivable                    (42,555)
          Prepaid Expense                          5,000         (5,000)
          Accounts Payable - Trade                   103          1,937
          Cash Overdraft                             (34)            34
          Other Taxes Payable                      7,734
                                              ----------     ----------
     Net Cash Provided (Used) by Operating
      Activities                              $  (25,665)    $   (8,663)

CASH FLOWS FROM INVESTING ACTIVITIES:
------------------------------------

     Capital Expenditures on Office
        Equipment                             $   (1,588)    $
     Purchases of Investments                   (240,000)
                                              ----------     ----------
     Net Cash Provided (Used) by
        Investing Activities                  $ (241,588)    $

CASH FLOWS FROM FINANCING ACTIVITIES:
------------------------------------

     Net Proceeds from Credit line            $    2,418     $
     Proceeds from Loans Payable -
        Related Parties                           12,837          2,663
     Proceeds from Issuing Common Stock
        and Related Paid in Capital              260,099          6,000
     Addition from Company Mergers                 6,730
                                              ----------     ----------
     Net Cash Provided (Used) by
        Financing Activities                  $  282,084     $    8,663
                                              ----------     ----------
     Net Increase in Cash and Cash
        Equivalents                           $   14,831     $        0
     Cash and Cash Equivalents - Beginning
        of Period                                      0              0
                                              ----------     ----------
     Cash and Cash Equivalents - End of
        Period                                $   14,831     $        0
                                              ==========     ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
-------------------------------------
  INFORMATION:
  -----------

     Income Taxes Paid                        $        0     $        0


                        SEE NOTES TO FINANCIAL STATEMENTS

                      FLAGSHIP INTERNATIONAL HOLDINGS. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Flagship International Holdings, Ltd. is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of the company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Nature of Operations

Flagship International Holdings, Ltd. is a Nevada corporation formed in 2000 to combine the operations of The Flagship Companies, Inc., and the operations of Flagship Planning Solutions, Inc., which merged on May 15, 2000. The company's operations include the purchasing of commercial paper as investments and providing financial services, the selling of insurance products, and investing in insurance agencies. The company's customers include individuals and businesses on a nationwide basis with an emphasis on the midwestern and southeastern sections of the United States.

Basis of Financial Statement Presentation

The financial statements for the year ended December 31, 2000, include the year's results for Flagship International Holdings, Ltd., including its results when known as The Flagship Companies, Inc., and the results for Flagship Planning Solutions, Inc., from January 1, 2000, through May 15, 2000, the date of merger. The financial statements for the year ended December 31, 1999, include the results from January 26, 1999 (the date of inception of The Flagship Companies, Inc.) to December 31, 1999.

The financial statements do not include the 2000 activity for the corporation of Bob Casegrande & Associates, Inc., which merged with the company on May 15, 2000, but which reversed the merger on January 1, 2001. Further information is discussed below in subsequent event.

Cash and Cash Equivalents

Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. At December 31, 2000, all of the company's cash and cash equivalents were checking accounts at banks.

Depreciable Property

Office equipment items are recorded at cost less accumulated depreciation. Depreciation is accounted for using the MACRS method under the Internal Revenue Code over their estimated useful lives. Maintenance and repairs and small purchases are expended as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: ACCOUNTS RECEIVABLE

At December 31, 2000, all of the accounts receivable are trade receivables. Management considers all of the receivables as collectible, and no allowance for doubtful accounts is recorded.

NOTE 3: INVESTMENTS

The investments at December 31, 2000, are comprised of the following two categories, recorded at cost:

Due Bills for Vacation Club Membership                       $ 68,500
Warranty Deeds for Condominium Time Shares                    171,500
                                                             --------
     Total Investments                                       $240,000
                                                             ========


The Due Bills for Vacation Club Membership are issued by North American Resorts, Inc., of Orlando, Florida. Each Due Bill states that for value received, North American Resorts, Inc., agrees to transfer their right, title and interest in a lifetime golf membership package located at Ocean Landings Resort and Racquet Club in Cocoa Beach, Florida. The standard entitlement includes one hotel unit for one week per year, with optional features available at additional costs.

The Warranty Deeds for Condominium Time Shares are also issued by North American Resorts, Inc., in Florida. Each Warranty Deed states that for value received, North American Resorts, Inc., conveys, in fee simple forever, certain unit weeks in certain condominium units located at Ocean Landings Resort and Racquet Club in Brevard County, Florida.

NOTE 4: DEFERRED INCOME TAX BENEFIT

The company reports on the cash basis for income tax purposes. As a result, income receivables and expense accruals are not recognized for income tax purposes until the receivables are collected and the expenses are paid. For income tax purposes, the company has loss carryforwards of $42,380 at December 31, 2000, and $3,697 at December 31, 1999. Management expects substantially all of the carryforward to be absorbed in the subsequent year.

The net deferred income tax benefit consists of the following components:

                                                         December 31,
                                                     2000          1999
                                                     ----          ----

Deferred Tax Liability                             $      0      $      0
Deferred Tax Asset                                    6,961         1,159
                                                   --------      --------
    Net Deferred Tax Asset                         $  6,961      $  1,159
                                                   ========      ========

The above deferred tax asset consists of the following components:

                                                         December 31,
                                                     2000          1999
                                                     ----          ----

Current                                            $      0      $      0
Deferred                                                398           398
Tax Benefit of Net Operating
  Loss Carryforward                                   6,563           761
                                                   --------      --------
       Total                                       $  6,961      $  1,159
                                                   ========      ========

NOTE 5: DEPRECIABLE PROPERTY

All of the depreciable property consists of office equipment, recorded at a cost of $1,588 purchased in 2000. The depreciation expense for 2000 was $318 on this office equipment.

NOTE 6: CREDITLINE - NEBRASKA STATE BANK

The proceeds of this creditline were received by Flagship Planning Solutions, Inc., prior to the merger on May 15, 2000. As part of the merger, Flagship International Holdings, Ltd., assumed the liability for this creditline. Management anticipates to pay the creditline in full in 2001.

NOTE 7: LOANS PAYABLE - RELATED PARTIES

During 1999 and 2000, the company has borrowed funds from related parties. In 1999, the amounts borrowed were primarily to reimburse the related parties for purchases made by the related parties on behalf of the company. In 2000, the loans payable were for cash funds advanced to the company. No interest rates have been assigned to these loans and no interest was paid or accrued in 2000. At December 31, 2000, there is $500 due Michael Kruger and $15,000 due Johnson and Associates.

NOTE 8: COMMON STOCK

As discussed in Note 1, the company formed in 1999 and known as The Flagship Companies, Inc., was changed to Flagship International Holdings, Ltd., in 2000. The common stock on the balance sheet is shown for The Flagship Companies, Inc., at December 31, 1999, and is shown for Flagship International Holdings, Ltd., at December 31, 2000.

NOTE 9: SUBSEQUENT EVENT

A merger was completed on May 15, 2000, to acquire all of the common stock of Bob Casegrande & Associates, Inc., (an Iowa corporation). The merger was reversed subsequent to year-end on January 1, 2001. The agreement to reverse the merger is dated January 24, 2001, and sets the sale price at $1 and other considerations as directed by the board of directors. The entire operations of Bob Casegrande & Associates, Inc., were recorded separately from those of Flagship International Holdings, Ltd., in 2000. Since control was only temporary, the financial activity in 2000 and in 1999 for Bob Casegrande & Associates, Inc., has not been included in these financial statements.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 12, 2001                   Flagship International Holding, Ltd.




                                       /s/ Lowell Johnson
                                       ---------------------------------------
                                       Lowell Johnson, Director


                                       /s/ Steven Johnson
                                       ---------------------------------------
                                       Steven Johnson, CEO, Director


                                       /s/ Wayne Nelson
                                       ---------------------------------------
                                       Wayne Nelson, CFO, Director


                                       /s/ Michael Kruger
                                       ---------------------------------------
                                       Michael Kruger, COO, Director


                                       /s/ Ronald Lantz
                                       ---------------------------------------
                                       Ronald Lantz, Director


                                       /s/ William C. Hough
                                       ---------------------------------------
                                       William C. Hough, Director


                                       /s/ Doug Duey
                                       ---------------------------------------
                                       Doug Duey, Director


                                       /s/ Mark Steele
                                       ---------------------------------------
                                       Mark Steele, President, Director